June 2, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. Craig Slivka
Special Counsel
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	North American Galvanizing & Coatings, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 28, 2009 File No. 001-03920

Dear Mr. Craig Slivka,

This letter sets forth the response of North American Galvanizing, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 28, 2009.  The Staff’s comments were provided to the Company in a letter dated May 12, 2009.

Per your conversations with Paul A. Quiros of King & Spalding LLP on May 15, 2009 and May 28, 2009, the Company has determined to withdraw Proposal 5 from its Proxy Statement on Schedule 14A.  The Company will file an amended Preliminary Proxy with the Commission, which will reflect: (1) the removal of Proposal 5; and (2) a new record date and date, time and location for the Company’s Annual Meeting of Stockholders.  The Company’s Board of Directors fixed June 12, 2009 as the record date for determining the stockholders entitled to notice of and to vote at the Company’s Annual Meeting of Stockholders, which will take place at the Oglebay Resort & Conference Center located at One Oglebay Drive, Route 88 North in Wheeling, West Virginia on Wednesday, July 29, 2009 at 9:00 a.m.

Please feel free to contact the undersigned at (918) 524-1512 with any questions concerning this letter.

Very truly yours,

                                                                                                                /s/ Beth B. Hood
Beth B. Hood
Vice President, Chief Financial Officer, Treasurer and Corporate Secretary

cc:	Pamela A. Long, Assistant Director, Securities and Exchange Commission
Hagen Ganem, Staff Attorney, Securities and Exchange Commission
Ronald J. Evans, President and Chief Executive Officer
Paul A. Quiros, King & Spalding LLP